Sun Life Capital Trust II announces intention to redeem
Sun Life ExchangEable Capital Securities – Series 2009-1

TORONTO, ON – (November 15, 2019) - Sun Life Capital Trust II, a subsidiary of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF), today announced its intention to redeem at par on December 31, 2019, all of its outstanding $500 million principal amount of Sun Life ExchangEable Capital Securities – Series 2009-1 (the "SLEECS – Series 2009-1"). The SLEECS – Series 2009-1 are redeemable at the Trust's option on December 31, 2019, at a redemption price per SLEECS – Series 2009-1 equal to $1,000 plus accrued and unpaid interest to but excluding that date. Notice will be delivered to holders of SLEECS – Series 2009-1 in accordance with the terms outlined in the prospectus for the SLEECS – Series 2009-1. After the SLEECS – Series 2009-1 are redeemed, all interest on the SLEECS – Series 2009-1 will cease to accrue and holders of SLEECS – Series 2009-1 will not be entitled to exercise any rights as holders other than to receive the redemption price.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2019, Sun Life had total assets under management of $1,063 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:
Noah Zatzman
Manager, Media & PR
Corporate Communications
T. 416-526-4208
Noah.Zatzman@sunlife.com

Investor Relations Contact:
Leigh Chalmers
Senior Vice-President, Head of Investor
Relations & Capital Management
T. 647-256-8201
investor.relations@sunlife.com